Exhibit 12.1

MPLX LP
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	For the Six Months Ended	For the Years Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Portion of rentals representing interest	$6	$7	$6	$6	$5	$2
Capitalized interest	14	5	1	1	1	1
Other interest and fixed charges	132	40	4	—	—	—
Preference security dividend requirements	9	—	—	—	—	—
Total fixed charges (A)	$161	$52	$11	$7	$6	$3

Earnings-pretax income with applicable adjustments (B)	$266	$310	$252	$220	$211	$166

Ratio of (B) to (A)	1.7	6.0	22.9	31.4	35.2	55.3